   [LOGO]

                                                                    [LOGO]

                                                                   July 30, 1997

To Our Shareholders:

    On July 18, 1997, CalEnergy Company, Inc. commenced an unsolicited tender offer to purchase 9.9% of NYSEG's common stock for $24.50 per share in cash (the "Stake-Out Tender Offer") as part of a stated plan to acquire all of NYSEG. In your Board's view, CalEnergy is attempting to exploit the artificial depression in our stock price caused by uncertainties surrounding NYSEG and other utilities in New York due to the regulatory restructuring proceedings initiated by the New York Public Service Commission.

    In that regard, we are pleased to be able to announce separately today that NYSEG has entered into an agreement in principle with the staff of the Public Service Commission, which is an important milestone in achieving our goal of putting an end to these uncertainties. We believe the terms of the agreement in principle will benefit NYSEG and our customers and shareholders. Details of this settlement are contained in a press release we are issuing this morning, a copy of which is enclosed.

    Your Board of Directors has determined by a unanimous vote that the Stake-Out Tender Offer is not in the best interests of the Company or its shareholders. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU REJECT THE STAKE-OUT TENDER OFFER AND NOT TENDER YOUR SHARES TO CALENERGY.

    CalEnergy has also invited NYSEG to negotiate a merger in which CalEnergy would acquire all of NYSEG at $27.50 per share. For the reasons described below, your Board of Directors has decided to reject CalEnergy's proposal to commence merger negotiations. Your Board intends to take all actions necessary to ensure that the underlying value of NYSEG is preserved for the benefit of our shareholders and not appropriated by CalEnergy.

    We believe that the Stake-Out Tender Offer is part of CalEnergy's campaign to mislead you, our shareholders, as well as our customers, employees and communities into believing that a change in control in NYSEG is imminent. But, for all of the smoke and mirrors CalEnergy has attempted to conjure, in reality it has not even begun to put a real offer on the table. CalEnergy has provided neither a regulatory plan, without which any proposal to take over a public utility is meaningless, nor a financing plan.

    CalEnergy has tried to promote itself as an agent for deregulation and change. In fact, few companies in America have benefited from government regulation as much as CalEnergy. A significant portion of CalEnergy's profits are derived from power purchase agreements mandated by government regulations under which utilities, such as NYSEG, are compelled to buy power from independent power producers like CalEnergy at rates substantially above market. NYSEG's customers currently bear the burden of several such contracts, the largest of which is with CalEnergy's subsidiary, Saranac Power. Payments under these contracts represent the second biggest element of our rate structure, exceeded only by taxes. In 1997 we expect to pay approximately $315 million under these contracts, of which nearly $145 million will go to CalEnergy's Saranac Power subsidiary.

    As a result of the Saranac power purchase agreement, CalEnergy has significant commercial interests relating to the Company which are different from and adverse to those of our other shareholders. In reaching its decision to oppose the Stake-Out Tender Offer, the Board was concerned that CalEnergy might seek to exercise any influence associated with ownership of 9.9% of the Common Stock in a manner that would be beneficial to its own commercial interests, but adverse to the interests of other shareholders.

    In reaching its decisions, the Board also received the opinions of the Company's financial advisors, Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., regarding the $27.50 per share price stated in CalEnergy's invitation to negotiate a merger. Morgan Stanley has opined that the price is inadequate from a financial point of view, and Goldman Sachs has opined that the price is inadequate, to the holders of NYSEG's common stock (other than CalEnergy). We urge you to read carefully the attached document in its entirety, so that you will be fully informed as to the Board's recommendation.

    We need to prepare ourselves for the possibility that this hostile takeover battle with CalEnergy could be a very long and drawn out affair. Your Board of Directors is prepared to take all steps necessary and appropriate to protect the interests of the Company, its shareholders, customers, employees, communities and other constituencies. We thank you in advance for your patience and support.

    If you have any questions or need any assistance in withdrawing your shares from the Stake-Out Tender Offer, please contact Innisfree M&A
Incorporated/Morrow & Co., Inc. at (800) 566-9061.

                                          On behalf of the Board of Directors,

                                                      [LOGO]

                                          Wesley W. von Schack
                                            Chairman, President and
                                              Chief Executive Officer

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                 SCHEDULE 14D-9

                             ---------------------

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                  COMMON STOCK, PAR VALUE $6.66 2/3 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                         ------------------------------

                                   649840105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                         ------------------------------

                             DANIEL W. FARLEY, ESQ.
                          VICE PRESIDENT AND SECRETARY
                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                               ITHACA-DRYDEN ROAD
                                 P.O. BOX 3200
                          ITHACA, NEW YORK 14852-3200
                                 (607) 347-2506
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                         ------------------------------

                                    COPY TO:
                              SETH A. KAPLAN, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is New York State Electric & Gas Corporation (the "Company"). The address of the principal executive offices of the Company is Ithaca-Dryden Road, P.O. Box 3287, Ithaca, New York 14852-3287. The title of the class of equity securities to which this statement relates is the Company's common stock, par value $6.66-2/3 per share (the "Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This Statement of the Company on Schedule 14D-9 (this "Statement") relates to the tender offer by CE Electric (NY), Inc. ("CENY"), a wholly-owned subsidiary of CalEnergy Company, Inc. ("CalEnergy"), to purchase 6,540,670 shares of outstanding Common Stock at $24.50 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Stake-Out Tender Offer"). The Stake-Out Tender Offer is disclosed in a Tender Offer Statement on Schedule 14D-1, dated July 18, 1997, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1, dated July 24, 1997 (the "CalEnergy Schedule 14D-1"), as filed with the Securities and Exchange Commission (the "SEC").

    The Offer to Purchase states that the principal executive offices of CENY and CalEnergy are located at 302 South 36th Street, Suite 400, Omaha, Nebraska 68131.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    (b) The Company is a party to a long-term power purchase agreement (as amended, the "Power Purchase Agreement") with Saranac Power Partners, L.P. ("Saranac"), the general partner of which is Saranac Energy Company, Inc., a wholly-owned indirect subsidiary of CalEnergy. The Power Purchase Agreement provides, among other things, that for a term of 15 years (until June 21, 2009), the Company is required to purchase, subject to the terms of the Power Purchase Agreement, all of the electricity produced at Saranac's Plattsburgh, New York plant. During 1996, the Company made payments of approximately $140 million for power under the Power Purchase Agreement.

    During May and June of 1997, the Company and CalEnergy were engaged in discussions and negotiations concerning a joint venture relationship to develop, construct and operate a natural gas pipeline, and in connection with such negotiations entered into a confidentiality agreement dated May 6, 1997 (the "Confidentiality Agreement"). The parties exchanged certain information pursuant to the Confidentiality Agreement and were in the process of negotiating a memorandum of understanding regarding the joint venture when CalEnergy, for reasons not disclosed to the Company, stopped pursuing the project.

    The Power Purchase Agreement and Confidentiality Agreement are filed as Exhibits to this Statement.

    Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers, directors and affiliates are described in Annex A hereto, which description is incorporated herein by reference.

    Except as described herein or in Annex A hereto, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings (other than in the ordinary course of business), or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates, or (ii) CalEnergy, CENY or their executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATIONS. According to disclosures by CalEnergy, including in its Offer to Purchase, the Stake-Out Tender Offer is the first stage of a plan by CalEnergy to acquire all of the outstanding Common Stock of the Company. CalEnergy has proposed to the Company that the parties enter into negotiations with respect to a merger in which each outstanding share of Common Stock would be converted into $27.50 in cash (the "Invitation to Negotiate").

    The Company's Board of Directors (the "Board") met on July 24 and 29, 1997 to consider the Stake-Out Tender Offer, the Invitation to Negotiate and related matters. During those meetings, the Board considered the Company's business, financial condition, results of operations, current business strategy and future prospects, regulatory environment, recent and historical market prices for the Common Stock, the terms and conditions of the Stake-Out Tender Offer, available information concerning the Invitation to Negotiate and other matters, including presentations by management and by the Company's financial and legal advisors. At the July 29 meeting, the Board unanimously determined that the Stake-Out Tender Offer is not in the best interests of the Company or its shareholders. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS REJECT THE STAKE-OUT TENDER OFFER AND NOT TENDER ANY OF THEIR SHARES OF COMMON STOCK TO CALENERGY.

    At the July 29 meeting, the Board also unanimously determined that the Invitation to Negotiate is not in the best interests of the Company and its shareholders, customers, employees, communities and other constituencies, and that such interests would be best served if the Company were to continue to pursue its business strategy.

    (b) REASONS FOR THE RECOMMENDATION TO REJECT THE STAKE-OUT TENDER OFFER. In reaching its conclusions with respect to the Stake-Out Tender Offer, the Board considered a number of matters in addition to the factors set forth above, including, but not limited to, the following:

        (i) the Board's belief that CalEnergy's purpose in effecting the Stake-Out Tender Offer is to increase its ability to apply pressure to the Board so as to enhance the likelihood that the Company will accept the Invitation to Negotiate, which the Board, for reasons described herein, has determined to be not in the best interests of the Company and its shareholders, customers, employees, communities and other constituencies;

        (ii) the Board's concern that, because CalEnergy has significant commercial interests relating to the Company which are different from and adverse to those of other shareholders arising from the Power Purchase Agreement, it might seek to exercise any influence associated with ownership of 9.9%
    of the Common Stock in a manner that would be beneficial to its own commercial interests, but adverse to the interests of the other shareholders of the Company;

       (iii) the Board's concern that, if the Company were to pursue any kind of transaction that would require the approval under New York law and the Company's charter of the holders of two-thirds of the outstanding shares of Common Stock and CalEnergy were the owner of 9.9% of the outstanding Common Stock, the Company would need to obtain the approval of 74% of the shares of Common Stock not owned by CalEnergy to pursue such a transaction;

        (iv) presentations to the Board by the Company's management relating to the Company's financial performance and future prospects; and

        (v) presentations to the Board by Morgan Stanley & Co. Incorporated ("Morgan Stanley") and Goldman, Sachs & Co. ("Goldman Sachs"), financial advisors to the Company, concerning the Company and the financial aspects of the Stake-Out Tender Offer.

    REASONS FOR REJECTION OF THE INVITATION TO NEGOTIATE. In addition to the factors set forth above and considered by the Board in reaching its conclusions with respect to the Stake-Out Tender Offer, the Board considered a number of factors in reaching its decision to reject the Invitation to Negotiate, including, but not limited to, the following:

        (i) the Board's belief that (x) for a variety of reasons, especially the uncertain regulatory environment affecting utilities operating in New York State and the ongoing regulatory restructuring proceedings initiated by the New York Public Service Commission, the market price of the Common Stock is artificially depressed, (y) the price stated in the Invitation to Negotiate does not reflect the current or long-term value inherent in the Company and
    (z) shareholders' interests would be best served if the Company were to continue to pursue its business strategy; in that regard, the Board took note of the agreement in principle reached with the staff of the New York Public Service Commission which the Board believes will form the basis for a resolution of the restructuring proceedings in a manner that will be in the best interests of the Company's shareholders and other constituencies;

        (ii) the lack of substance to CalEnergy's Invitation to Negotiate, including the absence of any regulatory plan, without which any proposal to take over a public utility is meaningless, and the absence of commitments for, or details regarding, CalEnergy's financing arrangements, which are an integral part of any regulatory plan;

       (iii) the significant regulatory hurdles and associated risks and delays in connection with affecting a business combination transaction, including, without limitation, seeking the approval of (A) the New York Public Service Commission, under the New York Public Service Law, as amended, (B) the Federal Energy Regulatory Commission, under the Federal Power Act, as amended, (C) the Nuclear Regulatory Commission, under the Atomic Energy Act, as amended, and (D) the SEC, under the Public Utility Holding Company Act of 1935, as amended (or structuring the transaction in a manner that would obviate the need for the approval of the SEC);

        (iv) the Board's belief that, as directors of a public utility, they are stewards of a special public trust for the transmission and distribution of power to every home, business, school and hospital in the communities served by the Company, and that it would be a breach of that trust to enter into serious discussions concerning a change in control of the Company without any evidence of the ability of the proposed acquiror to assume those obligations and without any meaningful disclosure of the proposed acquiror's plans or how those plans would affect the performance of those obligations;

        (v) CalEnergy's lack of experience as a manager of an electricity and gas transmission and distribution system;

        (vi) the distractions and uncertainties likely to arise among the Company's employees, customers and suppliers in the event that the Company were to announce that it was entering into negotiations relating to a potential change in control of the Company;

       (vii) the opinion of the Company's management that the consideration of $27.50 per share stated by CalEnergy in the Invitation to Negotiate is inadequate;

      (viii) presentations by Morgan Stanley and Goldman Sachs, financial advisors to the Company, concerning the financial aspects of CalEnergy's Invitation to Negotiate; and

        (ix) the oral opinions of Morgan Stanley and Goldman Sachs regarding the $27.50 price per share of Common Stock set forth in the Invitation to Negotiate. Morgan Stanley has opined that the price is inadequate from a financial point of view to the holders of the Common Stock (other than CalEnergy) and Goldman Sachs has opined that the price is inadequate to the holders of the Common Stock (other than CalEnergy).

    In view of the variety of factors considered in connection with its evaluation of the Stake-Out Tender Offer and the Invitation to Negotiate, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the Board may have given different weights to different factors.

    BACKGROUND. As discussed in Item 3(b), the Company is a party to the Power Purchase Agreement with Saranac, the general partner of which is a wholly-owned indirect subsidiary of CalEnergy, and has for some time been attempting to renegotiate the above-market price at which Saranac sells power to the Company thereunder. During May and June of 1997, the Company and CalEnergy were engaged in discussions and negotiations concerning a gas pipeline joint venture and in connection with such negotiations (x) entered into the Confidentiality Agreement and (y) were in the process of negotiating a memorandum of understanding regarding the joint venture when CalEnergy, for reasons not disclosed to the Company, stopped pursuing the project.

    In early July 1997, Wesley W. von Schack, Chairman, President and Chief Executive Officer of the Company, received a contact that David L. Sokol, Chairman and Chief Executive Officer of CalEnergy, wished to meet with him. The reason for the meeting was not disclosed.

    Mr. von Schack met with Mr. Sokol on July 10, 1997. At the meeting, Mr. Sokol indicated to Mr. von Schack that CalEnergy was interested in acquiring the Company. Mr. Sokol indicated that he thought a price of $28.00 per share of Common Stock in cash would be a full price for the Common Stock. Mr. Sokol and Mr. von Schack discussed the terms upon which other companies in the utility industry had combined. Mr. von Schack did not state what he believed would be an acceptable price for the Company. Mr. Sokol stated that he would keep management in place and would be willing to offer Mr. von Schack a management contract or consulting arrangement. Mr. Sokol further commented that he did not intend to run the combined companies indefinitely and that Mr. von Schack might assume that role. Mr. von Schack indicated to Mr. Sokol that he might ask Mr. Sokol to consider some kind of strategic alternative, such as a joint venture. Mr. von Schack said that he would discuss Mr. Sokol's proposal with the Company's Board. At the meeting, Mr. von Schack did not commit to further contact Mr. Sokol at any specific future date and Mr. Sokol did not tell Mr. von Schack that he expected further contact from Mr. von Schack by any specific future date.

    At a meeting of the executive committee of the Company's Board on July 11, 1997, Mr. von Schack said that he had received a contact from CalEnergy regarding a possible business combination with the Company. Mr. von Schack stated to the committee that he thought the contact warranted further exploration.

    At a regular meeting of the Board on July 11, 1997, Mr. von Schack informed the Board that he had received a contact from a third party whom he did not identify concerning a possible business combination and that he thought it would be desirable to explore the contact further.

    On Saturday, July 12, 1997, Mr. von Schack received a message that Mr. Sokol wanted Mr. von Schack to call him. When Mr. von Schack returned the call, Mr. Sokol informed Mr. von Schack that he was in a CalEnergy board meeting regarding the Company and requested a meeting with Mr. von Schack that week. Mr. von Schack responded that he would be available to meet with Mr. Sokol during the week of July 28. Mr. Sokol expressed disappointment that he could not meet with Mr. von Schack earlier than that and indicated that Mr. von Schack might receive a letter from him.

    On July 15, 1997, Mr. Sokol delivered to Mr. von Schack and the Board a letter which outlined CalEnergy's invitation to commence negotiations with respect to a merger in which all of the outstanding Common Stock of the Company would be exchanged for $27.50 per share in cash and stated its intent to commence shortly thereafter the Stake-Out Tender Offer.

    The letter was made public by CalEnergy later that day in a press release, which also announced that CalEnergy intended to commence the Stake-Out Tender Offer.

    On July 15, 1997, the Company issued a press release stating that the Board would consider CalEnergy's proposal in due course.

    On July 18, 1997, CalEnergy commenced the Stake-Out Tender Offer.

    On July 24 and 29 the Board met with its legal and financial advisors to review the Stake-Out Tender Offer and the Invitation to Negotiate, resulting in the recommendations set forth above.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company has retained Morgan Stanley and Goldman Sachs as its financial advisors (collectively, the "Financial Advisors") with respect to the Stake-Out Tender Offer and the Invitation to Negotiate and other matters arising in connection therewith. Pursuant to letter agreements with Morgan Stanley and Goldman Sachs (collectively, the "Engagement Letters"), which have substantially similar terms, the Company has agreed to pay each of the Financial Advisors as follows: (i) a fee of $3,000,000 payable in the event such Financial Advisor's involvement is publicly announced; (ii) if, during the term of the Financial Advisors' engagement under their respective Engagement Letters, the Stake-Out Tender Offer and the Invitation to Negotiate are withdrawn or, within 12 months from the date of such Financial Advisor's Engagement Letter, do not result in the acquisition of 50% or more of the Company's voting stock by CalEnergy or any other party or a change in the majority of the members of the Board, the Company will pay a fee to each Financial Advisor equal to $6,000,000 (against which any fees paid pursuant to clause (i) will be credited); (iii) if, after 18 months from the date of such Financial Advisor's Engagement Letter, the Stake-Out Tender Offer and the Invitation to Negotiate are withdrawn or do not result in the acquisition of 50% or more of the Company's voting stock by CalEnergy or any other party or a change in the majority of the members of the Board, the Company will pay a fee to each Financial Advisor equal to $3,000,000 and; (iv) in the event the Company enters into a Business Combination (as defined below), the Company will pay a fee to each Financial Advisor equal to $9,000,000 (against which any fee paid pursuant to clauses (i) , (ii) and (iii) above will be credited). In addition, the Company has agreed to pay the Financial Advisors an additional transaction fee for acquisitions, asset sales or negotiated sales of securities (other than a Business Combination or a transaction with an aggregate value (as defined therein) of less than $100 million), which fee is calculated as a declining percentage of the transaction's aggregate value. A "Business Combination" is defined therein as (A) any business combination pursuant to which the business of the Company is combined with that of another entity and the Company's shareholders would own less than 75% of the surviving entity's stock, (B) the acquisition of a majority of the voting stock of the Company, (C) the acquisition of all or substantially all of the Company's assets or (D) the acquisition of the Company other than through the acquisition of the Company's capital stock.

    The Company also has agreed to reimburse Morgan Stanley and Goldman Sachs for their reasonable expenses (including, without limitation, professional and legal fees and disbursements) incurred in connection with their engagement with respect to the services to be rendered by them, and to indemnify Morgan Stanley and Goldman Sachs against certain expenses and liabilities in connection with their engagement, including liabilities arising under the federal securities laws.

    The Company has retained Innisfree M&A Incorporated and Morrow & Co., Inc. to distribute information (including this Statement) on behalf of the Company in connection with the Stake-Out Tender Offer, the Invitation to Negotiate and related matters. The Company has also retained Kekst and Company, Inc. as public relations advisor in connection with the Stake-Out Tender Offer and the Invitation to Negotiate and related matters. Such firms will receive customary compensation for services rendered and also will be reimbursed out-of-pocket expenses.

    Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to shareholders with respect to the Stake-Out Tender Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) To the best of the Company's knowledge, except as set forth herein and on Schedule 1 hereto, no transactions in the Common Stock have been effected within the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the best of the Company's knowledge, its executive officers, directors, affiliates or subsidiaries currently do not intend to tender any shares of Common Stock which are held of record or beneficially owned by such persons pursuant to the Stake-Out Tender Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    The Company is not engaged in any negotiation in response to the Stake-Out Tender Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company. In the opinion of the Board, premature disclosure of the possible terms of any transactions of the types described above or the parties thereto might jeopardize the initiation or continuation of any such discussions or negotiations. Accordingly, the Board, on July 29, 1997, adopted a resolution instructing management not to disclose the possible terms of any such transactions, or the parties thereto, unless and until an agreement in principle relating thereto has been reached.

    Except as described pursuant to Item 3(b) above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Stake-Out Tender Offer which relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    LITIGATION. The Company intends to commence on July 30, 1997 an action against CalEnergy and CENY in the United States District Court for the Southern District of New York. This action will seek preliminary and permanent injunctive relief against the Stake-Out Tender Offer and planned takeover attempt of the Company by CalEnergy and CENY, on the grounds, among other things, that CalEnergy has breached and continues to violate the Confidentiality Agreement and that the defendants' tender offer materials contain misleading and inadequate disclosures, thereby violating the federal securities laws. In addition, the Company seeks an order divesting any and all securities of the Company acquired by CalEnergy and its affiliates while in possession of such confidential information.

    SHAREHOLDER LITIGATION. On July 17, 1997, a purported class action was commenced in the Supreme Court of the State of New York, Broome County, against the Company and its directors, entitled MORTIMER SCHULMAN, ET AL., V. WESLEY W. VON SCHACK, ET AL., Index No. 1997001655 (the "Schulman Action"). On July 22, 1997, a purported class action was commenced in the Supreme Court of the State of New York, New York County, against the Company and Mr. von Schack, entitled MALCOLM ROSENWALD V. NEW YORK STATE ELECTRIC & GAS CORPORATION, ET AL., Index No. 97-603715 (the "Rosenwald Action"). On July 24, 1997, a purported class action was commenced in the Supreme Court of the State of New York, New York County, against the Company and its directors, entitled CARMINE S. CASELLA V. NEW YORK STATE ELECTRIC & GAS CORP., ET AL., Index No. 97-112854 (the "Casella Action"). On July 25, 1997, a purported class action was commenced in the Supreme Court of the State of New York, Kings County, against the Company and its directors, entitled HOWARD LASKER, ET AL., V. WESLEY W. VON SCHACK, ET AL., Index No. 24812/1997 (the "Lasker Action" and, collectively with the Schulman Action, the Rosenwald Action and the Casella Action, the "Shareholder Actions"). Each of the Shareholder Actions was purportedly brought on behalf of all of the shareholders of the Company and alleges among other things, that the named defendants have breached their fiduciary duties to those shareholders by allegedly refusing to negotiate the possible acquisition of the Company by CalEnergy without first adequately informing themselves with respect thereto. The Shareholder Actions seek generally, among other things, declaratory and injunctive relief requiring the named defendants to fulfill their fiduciary duties to maximize shareholder value, and certain other matters. Two of the shareholder actions also seek damages.

    The complaints filed in the Schulman Action, the Rosenwald Action, the Casella Action and the Lasker Action are included as Exhibits to this Statement and are incorporated by reference herein; the foregoing descriptions are qualified in their entirety by reference to such Exhibits.

    DIRECTOR REMOVAL IN NEW YORK CORPORATIONS WITH CUMULATIVE VOTING. The Restated Certificate of Incorporation of the Company (the "Charter") provides for cumulative voting in the election of directors. Article 5(F) of the Charter provides that "at all elections of directors by the holders of the Common Stock, each holder of Common Stock shall be entitled to as many votes as shall equal the number of votes which (except for this provision as to cumulative voting) he would be entitled to cast for the election of directors with respect to his shares of Common Stock multiplied by the number of directors to be elected, and he may cast all of such votes for a single director or may distribute them among the number of directors to be voted for, or any two or more of them, as he may see fit." Bylaw 6 of the Company's Bylaws contains a corresponding provision.

    Section 706(c)(1) of the New York Business Corporation Law ("BCL") provides:
"In the case of a corporation having cumulative voting, no director may be removed when the votes cast against his removal would be sufficient to elect him if voted cumulatively in an election at which the same total number of votes were cast and the entire board, or the entire class of directors of which he is a member, were then being elected."

    Article 2(C)(2) of the Charter provides: "Any director elected or appointed by the stockholders or by the Board of Directors may be removed at any time, with or without cause, by the affirmative vote or written consent of the holders of a majority of the outstanding shares of stock at the time having full voting power." Bylaw 12 of the Company's Bylaws contains a corresponding provision. Because such provisions of Article 2(C)(2) of the Charter and Bylaw 12 of the Bylaws are inconsistent with the New York BCL, it is the view of the Company that such provisions of the Company's Charter and Bylaws are invalid and inoperative.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    The following Exhibits are filed herewith:

 *Exhibit 1  -- Pages 8 through 23 of the Proxy Statement, dated April 11, 1997, relating to the Company's 1997 Annual Meeting of Shareholders.
  Exhibit 2  -- Amended and Restated Annual Executive Incentive Plan Amendment No. 1.
  Exhibit 3  -- Long-Term Executive Incentive Share Plan Amendment No. 1.
  Exhibit 4  -- Form of Severance Agreement for Senior Vice Presidents Amendment No. 2.
  Exhibit 5  -- Form of Severance Agreement for Senior Vice Presidents Amendment No. 3.
**Exhibit 6  -- Form of Severance Agreement for Vice Presidents Amendment No. 2.
  Exhibit 7  -- Form of Severance Agreement for Vice Presidents Amendment No. 3.
  Exhibit 8  -- Form of Severance Agreement for Treasurer.
  Exhibit 9  -- Employee Invention and Confidentiality Agreement (Existing Executive).
  Exhibit    -- Employee Invention and Confidentiality Agreement (Existing Executive)
10              Amendment No. 1.

  Exhibit    -- Employment Agreement for W. W. von Schack Amendment No. 2.
11
  Exhibit    -- Employment Agreement for W. W. von Schack Amendment No. 3.
12
  Exhibit    -- Employee Benefit Trust Agreement.
13
  Exhibit    -- First Amendment to Employee Benefit Trust Agreement.
14
  Exhibit    -- Second Amendment to Employee Benefit Trust Agreement.
15
  Exhibit    -- Third Amendment to Employee Benefit Trust Agreement.
16
  Exhibit    -- Director Benefit Trust Agreement.
17
  Exhibit    -- First Amendment to Director Benefit Trust Agreement.
18
  Exhibit    -- Second Amendment to Director Benefit Trust Agreement.
19
  Exhibit    -- 1997 Stock Option Plan.
20
  Exhibit    -- Non-Statutory Stock Option Award Agreement.
21
  Exhibit    -- Supplemental Executive Retirement Plan Amendment No. 12.
22
  Exhibit    -- Selected Employee Retention Plan.
23
***Exhibit   -- Power Purchase Agreement, dated as of April 27, 1990, between the Company
24              and Saranac Power Partners, L.P.
***Exhibit   -- Amendment No. 1 to the Power Purchase Agreement, dated August 29, 1991.
25
  Exhibit    -- Amendment No. 2 to the Power Purchase Agreement, dated February 24, 1994.
26
 +Exhibit    -- Confidentiality Agreement, dated May 6, 1997, between the Company and
27              CalEnergy.
  Exhibit    -- Complaint in MORTIMER SCHULMAN, ET AL., V. WESLEY W. VON SCHACK, ET AL.
28              (Supreme Court of the State of New York, Broome County).
  Exhibit    -- Complaint in MALCOLM ROSENWALD V. NEW YORK STATE ELECTRIC & GAS
29              CORPORATION, ET AL. (Supreme Court of the State of New York, New York
                County).
  Exhibit    -- Complaint in CARMINE S. CASELLA V. NEW YORK STATE ELECTRIC & GAS CORP., ET
30              AL. (Supreme Court of the State of New York, New York County).
  Exhibit    -- Complaint in HOWARD LASKER, ET AL., V. WESLEY W. VON SCHACK, ET AL.
31              (Supreme Court of the State of New York, Kings County).
 *Exhibit    -- Letter to the shareholders of the Company, dated July 30, 1997, relating to
32              the recommendation of the Board of Directors of the Company with respect to the Stake-Out Tender Offer.
 *Exhibit    -- Press Release of the Company, dated July 30, 1997.
33
 *Exhibit    -- Press Release of the Company, dated July 30, 1997, relating to the
34              agreement in principle between the Company and the staff of the New York
                Public Service Commission.

------------------------

  * Included with this Statement on Schedule 14D-9 mailed to shareholders.

 ** Identical to the material included as Exhibit 4 hereto.

*** Incorporated by reference to Exhibit 10.1 of CalEnergy's Form 10-Q for the
    Fiscal Quarter Ended September 30, 1996.

 + Confidential treatment has been requested with respect to portions contained therein.

                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                NEW YORK STATE ELECTRIC & GAS CORPORATION

                                BY:           /S/ WESLEY W. VON SCHACK
                                     -----------------------------------------
                                                Wesley W. von Schack
                                              (CHAIRMAN, PRESIDENT AND
                                              CHIEF EXECUTIVE OFFICER)

Dated: July 30, 1997

                                                                         ANNEX A

    Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of the Company's executive officers, directors and affiliates are described under the sections entitled "Security Ownership of Management," "Executive Compensation," "Employment and Change in Control Arrangements," "Directors' Compensation," "Compensation Committee Interlocks and Insider Participation," "Report of Executive Compensation and Succession Committee" and "Adoption of the 1997 Stock Option Plan" at pages 8 through 23 of the Company's Proxy Statement, dated April 11, 1997, relating to its 1997 Annual Meeting of Shareholders (the "Proxy Statement"), which pages are attached as Exhibit 1 hereto and are incorporated by reference.

    The Company's 1997 Stock Option Plan was approved by the Company's shareholders at the 1997 Annual Meeting of Shareholders. Subsequent to such shareholder approval, the Company granted the following number of options and tandem stock appreciation rights to the following executive officers: Wesley W. von Schack, 69,000; Jack H. Roskoz, 30,000; Michael I. German, 30,000; Sherwood
J. Rafferty, 25,000; Gerald E. Putman, 20,000; Ralph R. Tedesco, 20,000; Jeffrey
K. Smith, 20,000; Daniel W. Farley, 13,000; Gary L. Sickles, 13,000; Gary J. Turton, 13,000; Denis E. Wickham, 13,000; and Robert D. Kump 9,000. All options and tandem stock appreciation rights granted in 1997 were granted on May 21, 1997 and the exercise price of all options and tandem stock appreciation rights granted on such date is $21.75. The options were fully exercisable when granted and the tandem stock appreciation rights become exercisable on November 21, 1997. As of the date of this Statement, no such options or tandem stock appreciation rights have been exercised by any of the participating executive officers. In order to preserve a participant's rights under an option and tandem stock appreciation right in the event of a change in control (as determined by the Executive Compensation and Succession Committee of the Board of Directors) of the Company, the Committee in its discretion may, at the time an option and tandem stock appreciation right is granted or any time thereafter, take one or more of the following actions: (i) provide for the acceleration of any time period relating to the exercise of an option and tandem stock appreciation right; (ii) provide for the purchase of the option and tandem stock appreciation right upon the participant's request for an amount of cash or other property that could have been received upon the exercise or realization of the option and tandem stock appreciation right had the option and tandem stock appreciation right been currently exercisable or payable, (iii) adjust the terms of the option and tandem stock appreciation right in a manner determined by the Committee to reflect the change in control, or (iv) make such other provision as the Committee may consider equitable and in the best interests of the Company. The award agreements for the grants described above provide for the termination of such awards in the event of certain corporate transactions, including a merger or consolidation resulting in the exchange of the Company's Common Stock for cash, property or securities not issued by the Company, the sale of all or substantially all of the Company's assets, or the acquisition of shares representing more than 75% of the voting power of the Company's then outstanding shares by another corporation or person. The awards, however, do not terminate if the transaction provides for the assumption of the awards or the substitution of the awards with an award covering shares of the successor corporation.

    The Company has entered into Employee Invention and Confidentiality Agreements with certain employees, including executive officers, of the Company in order to maintain the Company's confidential information, trade secrets and rights to inventions and to restrict an employee from soliciting the Company's clients, customers, suppliers or employees and from directly competing with the Company. The agreements with respect to the Company's executive officers provide for, among other things, certain payments (not in excess of one year's salary) and the payment of certain health insurance premiums to be made in certain cases to the individual in the event his or her employment is terminated, whether voluntarily or involuntarily, and the noncompetition and nonsolicitation provisions of the agreement prevent the executive from obtaining other appropriate employment, so long as he or she is not entitled to receive payments under a change-in-control severance agreement.

    The change-in-control severance agreements between the Company and its executive officers were amended, effective July 29, 1997, as follows: (i) the multiple of annual compensation to be paid as severance was increased from 1.5 to 2.5 for the executive officers who are Executive Vice Presidents and Senior Vice Presidents and from 1 to 2 for the executive officers who are Vice Presidents; and (ii) a provision was added calling for an additional payment, if necessary, to make the executives whole for any federal excise tax on excess parachute payments. These severance agreements and Mr. von Schack's employment agreement were also amended as follows: (i) the definition of "good reason" for termination by the executive was amended to include substantial alterations in an executive's status or duties that are attributable to the fact that the Company is no longer a public company, as well as reductions in base salary or non-payment of compensation even if such actions are pursuant to an "across-the-board" policy; and (ii) the definition of the "change-in-control protective period," which is the period following a change in control during which the agreements remain in effect, was amended to provide that if the agreements are triggered by shareholder approval of a merger, but the agreement relating to the merger is subsequently terminated without consummation of the merger, the change-in-control protective period will expire 90 days thereafter, unless there has been a subsequent change-in-control event that has re-triggered the agreements. In addition, the non-competition covenant in Mr. von Schack's employment agreement was amended to apply only to competitors located in Maryland, New Jersey, New York and Pennsylvania. This conforms the geographic scope of Mr. von Schack's non-competition covenant to that of the non-competition covenants applicable to other executive officers pursuant to the Employee Invention and Confidentiality Agreements. Additionally, the Board has authorized the Company to enter into with Mr. Kump and two other employees new change-in-control severance agreements in form and substance identical to the change-in-control severance agreements, as amended, with the Company's Vice Presidents, each to be dated as of July 29, 1997.

    The Board adopted, effective July 29, 1997, a Retention Program providing for a pool of up to $2 million to be used to pay retention bonuses to key employees who are not covered by change-in-control severance agreements. The participants in the program, and the amounts and payment schedule for their bonuses, will be determined by the Chief Executive Officer. No bonuses would be paid unless a change in control (generally as defined in the severance agreements) occurs. The bonuses would be paid in one or more installments, with the earliest potential installment being paid upon a change in control. In general, participants would have to remain employed until an installment's scheduled payment date in order to receive it, unless they were terminated without cause or terminated their own employment for good reason (generally as defined in the severance agreements).

    The Annual Executive Incentive Plan was amended, effective July 29, 1997, to provide that after a change in control, an additional payment would be made to each participant at the end of the year in which a change in control occurs, to the extent that the bonus earned under the normal terms of the plan exceeds the amount paid upon a change in control. The Long Term Executive Incentive Share Plan was amended to provide: (i) that the payment of awards for all cycles in progress at the time of a change in control be computed and paid out in full (rather than pro-rata) and based on the assumption that the Company's performance was at the 50th percentile; (ii) that the plan does not terminate automatically upon a change in control, and participants are entitled to receive any amounts earned under the normal terms of the plan through the end of each performance cycle, to the extent those amounts exceed the amounts paid at the time of a change in control; and (iii) that all change-in-control payments under the plan are valued based on the change-in-control price of the Company's common stock.

    The Company has previously established grantor trusts to provide for the payment of certain employee and director benefits, including any severance benefits that might become payable after a change in control under Mr. von Schack's employment agreement and the other severance agreements. As a result of the announcement by CalEnergy of its tender offer, the Company is now required to fund these trusts, and will be contributing approximately $48.6 million to the employees' trust and will be contributing approximately $3.5 million to the directors' trust. Effective July 29, 1997, the Board approved the amendment of the employees' trust to require funding of the increased severance benefits, and the bonuses payable under the Retention Program described above, to provide that the amounts to be funded include all potential cash payments under the severance agreements, and to clarify certain assumptions to be used in computing the amount of funding for the employees' trust.

    The Board also approved, effective July 29, 1997, an amendment to the definition of "change in control" in the above arrangements and in the Supplemental Executive Retirement Plan to include any change in a majority of the Board that results from a proxy context.

                                   SCHEDULE 1
                         RECENT TRANSACTIONS IN SHARES

I.  EMPLOYEE STOCK PURCHASE PLAN.

    The following table sets forth purchases of shares of Common Stock under the Employee Stock Purchase Plan (including Company contributions) within the last 60 days:

DIRECTOR/OFFICER                                                               DATE       NUMBER OF SHARES       PRICE
---------------------------------------------------------------------------  ---------  ---------------------  ---------
Michael I. German..........................................................    7/15/97              551        $   22.15
Robert D. Kump.............................................................    7/15/97               90        $   22.15
Gerald E. Putman...........................................................    7/15/97               90        $   22.15
Jeffrey K. Smith...........................................................    7/15/97               18        $   22.15
Ralph R. Tedesco...........................................................    7/15/97               45        $   22.15

II.  DIRECTOR SHARE PLAN.

    The following table sets forth the number of phantom shares of Common Stock granted to directors under the Company's Director Share Plan within the last 60 days:

DIRECTOR                                                                        DATE       NUMBER OF SHARES       PRICE
----------------------------------------------------------------------------  ---------  ---------------------  ---------
Richard Aurelio.............................................................     7/1/97              150        $   21.00
James A. Carrigg............................................................     7/1/97              150        $   21.00
Alison P. Casarett..........................................................     7/1/97              150        $   21.00
Joseph J. Castiglia.........................................................     7/1/97              150        $   21.00
Lois B. DeFleur.............................................................     7/1/97              150        $   21.00
Paul L. Gioia...............................................................     7/1/97              150        $   21.00
John M. Keeler..............................................................     7/1/97              150        $   21.00
Ben E. Lynch................................................................     7/1/97              150        $   21.00
Walter G. Rich..............................................................     7/1/97              150        $   21.00

III.  OTHER TRANSACTIONS.

    In September 1996 the Company initiated a Common Stock repurchase program of up to 4 million shares (the "Stock Repurchase Program"). The Stock Repurchase Program was completed on June 18, 1997, with the acquisition of four million shares at an average cost of $21.71 per share. In connection with the Stock Repurchase Program, the Company purchased 498,400 shares at an average cost of $21.58 per share from June 2, 1997 through June 18, 1997.

    Over the last 60 days, the Company has in the ordinary course sold Common Stock to several of the Company's directors and executive officers in connection with their participation in one or more of the Company's 401(k) Plan, the Company's TRASOP and the Company's DRIP Plan.

    On July 2, 1997, Mr. von Schack purchased 3,000 shares of Common Stock on the open market at an average price per share of $21.13 in a transaction unrelated to any of the Company's employee benefit plans.

    On July 10, 1997, Mr. Kump purchased 256 shares of Common Stock through an intra-fund transfer within the Company's 401(k) Plan at an average price per share of $21.59.

                                   EXHIBIT 1

SECURITY OWNERSHIP OF MANAGEMENT

    The following table indicates the number of shares of equity securities of the Company and Common Stock equivalent units beneficially owned as of February 14, 1997 by each director and nominee, each of the executive officers named in the Summary Compensation Table included elsewhere herein, and by the 23 current executive officers and directors as a group and the percent of the outstanding securities so owned.

                                               COMMON STOCK                          TOTAL COMMON STOCK
                                               BENEFICIALLY        COMMON STOCK       AND COMMON STOCK      PERCENT
NAME                                               OWNED        EQUIVALENT UNITS(3)   EQUIVALENT UNITS     OF CLASS
-------------------------------------------  -----------------  -------------------  -------------------  -----------
Richard Aurelio (1)........................          1,000                   0                1,000              (4)
James A. Carrigg...........................         13,767              15,694               29,461              (4)
Alison P. Casarett.........................            494               8,559                9,053              (4)
Joseph J. Castiglia........................          5,000               1,219                6,219              (4)
Lois B. DeFleur............................            300               1,219                1,519              (4)
Michael I. German..........................          2,845               5,774                8,619              (4)
Everett A. Gilmour.........................          2,783                   0                2,783              (4)
Paul L. Gioia..............................          2,415               2,008                4,423              (4)
John M. Keeler.............................          1,103               4,749                5,852              (4)
Allen E. Kintigh...........................          1,042                   0                1,042              (4)
Ben E. Lynch...............................          1,219               4,563                5,782              (4)
Alton G. Marshall..........................            200                   0                  200              (4)
Gerald E. Putman...........................          3,899               5,197                9,096              (4)
Sherwood J. Rafferty.......................          3,830               5,173                9,003              (4)
Walter G. Rich (1).........................          1,000                   0                1,000              (4)
Jack H. Roskoz.............................          6,321               7,702               14,023              (4)
Wesley W. von Schack (1)...................         12,000              17,813               29,813              (4)
23 current executive officers and directors
  as a group...............................         74,160(2)           91,235              165,395              (4)

------------------------

(1) Includes the number of shares of equity securities of the Company and Common Stock equivalent units beneficially owned by Messrs. Aurelio, Rich and von Schack as of April 11, 1997.

(2) Includes 407 shares held by an officer as nominee for the Company's Employees' Stock Purchase Plan.

(3) Includes Common Stock equivalent units granted under the Company's Long-Term Executive Incentive Share Plan and the Director Share Plan for non-employee directors for which the director, nominee or executive officer does not have voting rights.

(4) Less than 1/4 of 1% of the outstanding Common Stock.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers, and persons holding ten percent or more of the Company's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC") and the NYSE. Such reporting persons are also required to provide the Company with copies of all Section 16(a) forms they file. Specific due dates for these reports have been established by SEC regulations. Based solely on its review of the copies of the reports received by it and certain written representations from certain reporting persons, the Company believes that during 1996 all filing requirements were satisfied by its directors and executive officers.

EXECUTIVE COMPENSATION

    Compensation for services to the Company for each of the last three fiscal years of the chief executive officer and the next four highest compensated executive officers of the Company who served in such capacities on December 31, 1996, is shown by the following:

                           SUMMARY COMPENSATION TABLE

                                                                      ANNUAL COMPENSATION
                                                              ------------------------------------
                                                                                     OTHER ANNUAL      ALL OTHER
NAME AND PRINCIPAL POSITION                          YEAR       SALARY      BONUS    COMPENSATION   COMPENSATION (1)
-------------------------------------------------  ---------  ----------  ---------  -------------  ----------------
Wesley W. von Schack (2).........................       1996  $  178,766  $  72,033            0       $   75,381
  Chairman, President and                               1995           0          0            0                0
  Chief Executive Officer                               1994           0          0            0                0
James A. Carrigg (3).............................       1996     394,519     99,700            0           51,039
  Chairman, President and                               1995     472,048     46,147            0            2,490
  Chief Executive Officer                               1994     438,000          0        3,040            2,490
Jack H. Roskoz...................................       1996     308,250     67,440            0            2,250
  Executive Vice President                              1995     298,000     27,864            0            2,310
                                                        1994     259,250          0        1,392            2,310
Michael I. German................................       1996     217,500     50,563            0            2,250
  Senior Vice President                                 1995     207,500     20,891       53,076                0
                                                        1994      15,256          0            0                0
Gerald E. Putman.................................       1996     199,850     45,504            0            2,610
  Senior Vice President                                 1995     173,300     18,801            0            2,670
                                                        1994     134,875          0            0            2,310
Sherwood J. Rafferty.............................       1996     174,414     41,998            0            2,145
  Senior Vice President and                             1995     141,725     10,108            0            1,799
  Chief Financial Officer                               1994     136,675          0            0            1,725

------------------------

(1) In 1996, the Company contributed for Messrs. Carrigg, Roskoz, German, Putman, and Rafferty $2,250, $2,250, $2,250, $2,250, and $2,145,
    respectively, under the Tax Deferred Savings Plan. The Company contributed for Messrs. Carrigg and Putman, $135 and $360, respectively, under the Employees' Stock Purchase Plan. For Mr. von Schack, $2,610 represents the dollar value of the term portion, and $72,771 represents the benefit, projected on an actuarial basis, of the whole-life portion of a premium paid for a life insurance policy. In addition, Mr. Carrigg received a payment of $48,654 in lieu of vacation.

(2) Compensation data for Mr. von Schack is provided only for a portion of 1996 because he was employed by the Company commencing September 9, 1996.

(3) Mr. Carrigg retired effective October 1, 1996.

         LONG-TERM INCENTIVE PLAN AWARDS(1) IN LAST FISCAL YEAR (1996)

                                                                 PERFORMANCE         ESTIMATED FUTURE PAYOUT UNDER
                                                                  OR OTHER          NON-STOCK PRICE-BASED PLANS (2)
                                                   NUMBER OF    PERIOD UNTIL   -----------------------------------------
                                                  PERFORMANCE   MATURATION OR    THRESHOLD       TARGET        MAXIMUM
NAME AND PRINCIPAL POSITION                         SHARES         PAYOUT       SHARES (#)     SHARES (#)    SHARES (#)
-----------------------------------------------  -------------  -------------  -------------  -------------  -----------
Wesley W. von Schack...........................        6,809       1996-1998         1,702          6,809        10,214
  Chairman, President and
  Chief Executive Officer

James A. Carrigg...............................        9,365       1996-1998           781          3,122         4,683
  Chairman, President and
  Chief Executive Officer

Jack H. Roskoz.................................        3,614       1996-1998           904          3,614         5,421
  Executive Vice President

Michael I. German..............................        2,710       1996-1998           678          2,710         4,065
  Senior Vice President

Gerald E. Putman...............................        2,438       1996-1998           610          2,438         3,657
  Senior Vice President

Sherwood J. Rafferty...........................        2,414       1996-1998           604          2,414         3,621
  Senior Vice President and
  Chief Financial Officer

------------------------

(1) Pursuant to the Company's Long-Term Executive Incentive Share Plan, participants were granted a certain number of Performance Shares in 1996 depending upon their position. Performance Shares granted earn dividend equivalents in the form of additional Performance Shares. Payments representing the cash value of a certain percentage of the Performance Shares are made at the end of each three-year Performance Cycle and are based on the Company's ranking with respect to its three-year average total stockholder return as compared to the top 100 utilities by revenue. A new Performance Cycle begins on January 1 of each year. Achievement of a ranking of 65th will result in the payment of the cash value of 25% (threshold amount) of the Performance Shares. Achievement of a ranking of 50th will result in the payment of the cash value of 100% (target amount) of the Performance Shares. Achievement of a ranking of 20th will result in the payment of the cash value of 150% (maximum amount) of the Performance Shares. There will be no payments, however, if the Company's ranking is below 65th. The value of the Performance Shares will be measured by reference to the average of the daily closing prices of a share of the Company's Common Stock for the last five trading days of the Performance Cycle.

(2) Amounts included in these columns for Mr. Carrigg represent a prorated estimated future payout under the Company's Long-Term Executive Incentive Share Plan based on his retirement effective October 1, 1996.

    The following table sets forth the maximum retirement benefits payable to executive officers who retire at age 60 or later, in specified compensation and years of service classifications, pursuant to the Company's Retirement Benefit Plan and the Company's Supplemental Executive Retirement Plan ("SERP") as they presently exist, and assuming no optional payment form is elected. The amounts listed below reflect the deduction for Social Security benefits. There are no other offset amounts.

                               PENSION PLAN TABLE

AVERAGE                                                        YEARS OF SERVICE
ANNUAL                        ----------------------------------------------------------------------------------
SALARY*                           10          15          20          25          30          35         40**
----------------------------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
$700,000....................  $  314,800  $  351,600  $  388,300  $  425,100  $  461,800  $  498,600  $  535,300
 650,000....................     291,200     325,300     359,500     393,600     427,700     461,800     496,000
 600,000....................     267,600     299,100     330,600     362,100     393,600     425,100     456,600
 550,000....................     244,000     272,800     301,700     330,600     359,500     388,300     417,200
 500,000....................     220,300     246,600     272,800     299,100     325,300     351,600     377,800
 450,000....................     196,700     220,300     244,000     267,600     291,200     314,800     338,500
 400,000....................     173,100     194,100     215,100     236,100     257,100     278,100     299,100
 350,000....................     149,500     167,800     186,200     204,600     223,000     241,300     259,700
 300,000....................     125,800     141,600     157,300     173,100     188,800     204,600     220,300
 250,000....................     102,200     115,300     128,500     141,600     154,700     167,800     181,000
 200,000....................      78,600      89,100      99,600     110,100     120,600     131,100     141,600
 150,000....................      55,000      62,800      70,700      78,600      86,500      94,300     102,200

---------

* Average of the salaries (not including amounts listed under "Bonus," "Other Annual Compensation," and "All Other Compensation" in the Summary Compensation Table) for the five highest paid consecutive years during the last ten years of employment service. The average of the highest three years of salary within the last ten years of employment for the SERP was assumed to be 5% higher than each salary shown.

** Maximum years of employment service for Retirement Benefit Plan and SERP purposes.

    The Company's Retirement Benefit Plan provides retirement benefits for its hourly and salaried employees, including executive officers, based on length of service and the average for the five highest paid consecutive years during the last ten years of employment service. The Retirement Benefit Plan is non-contributory and is funded under a trust arrangement and an insurance contract. Amounts paid into the Retirement Benefit Plan are computed on an actuarial basis. The Retirement Benefit Plan provides for normal or early retirement benefits.

    The Company's SERP provides that all salaried employees, including executive officers, shall receive the full benefits of the Company's Retirement Benefit Plan without regard to any limitations imposed by the federal tax law and by including certain amounts deferred under the Company's Deferred Compensation Plan for Salaried Employees. In addition, it provides that officers and certain other key employees, who have at least ten years of service, who have served in key capacities for at least five years and who retire at age 60 or later, shall receive a total retirement benefit (including benefits under the Retirement

Benefit Plan and Social Security), based on years of service, of up to 75% of the average of their highest three years of salary within the last ten years of employment with the Company.

    Mr. von Schack and Mr. German each have an agreement with the Company which provides that, for the purposes of the Retirement Benefit Plan and the SERP, they each will be credited with two years of service for each year actually worked at the Company for the first five years of employment, provided that they each are employed by the Company for at least five years. Mr. von Schack was employed by the Company commencing September 9, 1996 and Mr. German was employed by the Company commencing December 5, 1994.

    Messrs. von Schack, Carrigg, Roskoz, German, Putman and Rafferty have 1, 38, 34, 4, 26, and 16 credited years of service, respectively, under the Retirement Benefit Plan and SERP.

EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

    The Company has entered into an agreement with Mr. von Schack which provides for his employment as Chairman, President and Chief Executive Officer for a term ending on September 8, 1999, with automatic one-year extensions unless either party gives notice that the agreement is not to be extended. The agreement was unanimously approved by the Board of Directors and provides for, among other things, a base salary, currently $575,000 subject to increase by the Board of Directors, the payment of the annual premium on a life insurance policy (the "Life Insurance Policy") on Mr. von Schack's life, and his eligibility for participation in the Company's other compensation and benefit plans. The agreement also provides for certain payments in the event of the termination of his employment for cause due to disability or termination by the Company without cause prior to a change in control.

    The agreement also provides that, if within two years following a change in control, or, if longer, within the two-year period following consummation of a merger or consolidation, Mr. von Schack's employment is terminated either by the Company without cause or by Mr. von Schack for good reason he will receive a lump-sum payment equal to three times the sum of (i) his then-annual base salary, (ii) an award under the Annual Executive Incentive Plan ("AEIP") for the year in which the termination occurs, and (iii) the premium the Company agreed to pay on the Life Insurance Policy. In the event of such termination, his life (other than the Life Insurance Policy), disability, accident and health insurance benefits will continue for a period of thirty-six months and he will receive an amount equal to all earned but unpaid awards under the AEIP and a pro rata portion of any award under the AEIP with respect to the year in which the termination occurs, provided, however, that there will be no duplication of payments made pursuant to the agreement and the AEIP. Also, in the event of such termination, he will be given additional age and service credit under the SERP. In the event that any payments made on account of a change in control, whether under the agreement or otherwise, would subject him to federal excise tax or interest or penalties with respect to such federal excise tax, he will be entitled to be made whole for the payment of any such taxes, interest or penalties.

    The Company has entered into severance agreements with Messrs. Roskoz, German, Putman, and Rafferty in order to provide for certain payments if within two years following a change in control or, if longer, within the two-year period following consummation of a merger or consolidation, the individual's employment is terminated either by the Company without cause or by the individual for good reason. The severance agreements have terms ending on December 31, 1998, with automatic one-year extensions unless either the individual or the Company gives notice that the agreement is not to be extended. The agreements were unanimously approved by the Board of Directors. The benefits consist of a lump-sum severance payment equal to one and one-half times the sum of (i) the individual's then-annual base salary, and (ii) an award under the AEIP for the year in which the termination occurs. In the event of such termination, the individual's life, disability, accident and health insurance benefits will continue for a period of eighteen months and the individual will receive an amount equal to all earned but unpaid awards under the AEIP and a pro rata portion of any award under the AEIP with respect to the year in which the termination occurs, provided, however, that there shall be no duplication of payments made pursuant to the agreement and the AEIP. Also, in the event of such termination, the individual will receive outplacement counseling and will be given additional age and service credit under the SERP.

    In the event of a change in control, participants in the AEIP will be paid an amount which includes all earned but unpaid awards, and a pro rata portion of any award with respect to the year in which the change in control occurs.

    In the event of a change in control, participants in the Long-Term Executive Incentive Share Plan will be paid an amount which includes all earned but unpaid awards and awards with respect to all then existing three-year performance cycles.

    After a change in control, officers and certain other key employees, who have at least ten years of service, who have served in key capacities for at least five years, and whose employment is terminated at age 55 or later, other than for cause, shall receive a total retirement benefit (including benefits under the Retirement Benefit Plan and Social Security), based on years of service, of up to 75% of the average of their highest three years of salary during the last ten years of employment with the Company. However, in the case of termination prior to age 60, such total retirement benefit will be determined by applying the same reduction in benefits as is applied to benefits upon retirement prior to age 60 under the Retirement Benefit Plan.

DIRECTORS' COMPENSATION

    Directors of the Company, other than officers, receive an annual retainer of $22,000, plus $1,000 for each directors' meeting attended. Members of the Executive Committee, other than officers, receive compensation of $1,500 annually. Members of committees, including the Executive Committee, other than officers, receive $1,000 for each committee meeting attended. If a directors' meeting or committee meeting is held by means of a conference telephone, the fee is $500. The Chairperson of each standing committee receives additional compensation of $1,000 for serving as Chairperson of such committee. Under the terms of the Company's Deferred Compensation Plan for Directors, directors can elect to defer a portion or all of their compensation. Such deferred compensation, together with interest thereon, is payable in a lump sum or over a period of years following retirement as a director.

    During 1996, with the assistance of outside consultants, the Company reviewed its policy regarding director compensation. The overriding policy goal remains to enhance stockholder value by attracting and retaining the most highly qualified individuals as directors. The Company recognizes that aligning directors' and stockholders' interests, as a principle of corporate governance, is a goal that would serve to further stockholders' interests and enhance the Company's flexibility in attracting and retaining the most highly qualified individuals as directors of the Company. In addition, it is becoming more common to tie directors' compensation to a corporation's performance by compensating directors in stock or stock-based awards. Thus, effective January 1, 1997, the Company adopted a Director Share Plan for Directors ("Director Share Plan") pursuant to which persons who are non-employee directors on January 1, 1997 or thereafter are eligible for certain benefits to be paid upon their ceasing to serve as directors of the Company. Eligible directors first elected directors prior to January 1, 1996, were given a one time irrevocable option to either remain in the Retirement Plan for Directors ("Retirement Plan") and receive retirement benefits pursuant to that plan or to cease participation in the Retirement Plan and instead participate in the Director Share Plan as of January 1, 1997. An eligible director who chose to remain in the Retirement Plan has no rights under the Director Share Plan while an eligible director who chose to participate in the Director Share Plan waived all rights under the Retirement Plan. An eligible director who first becomes a non-employee director on or after January 1, 1997 automatically participates in the Director Share Plan upon becoming a non-employee director.

    An eligible director who chose to cease participation in the Retirement Plan and to participate in the Director Share Plan received an initial grant of phantom shares (the "Phantom Shares") based on the actuarial present value of the vested accrued benefit earned by the director under the Retirement Plan ("Present Value"). The number of Phantom Shares granted was determined by dividing the participant's Present Value by the average of the daily closing prices of the Company's Common Stock for the five trading days preceding January 1, 1997. Commencing January 1, 1997 and on each April 1, July 1, October 1 and January 1 thereafter, 150 Phantom Shares were and will be granted to each director who participates in the Director Share Plan as of that date. Phantom Shares granted earn dividend equivalents in the form of additional Phantom Shares. Upon a director ceasing to serve as a director of the Company, cash payments representing the value of the Phantom Shares held by the director are to be made to the director. The value of the Phantom Shares is to be determined by multiplying the number of Phantom Shares by the average of the daily closing prices of the Company's Common Stock for the five trading days preceding the date the director ceases to serve as a director. With the adoption of the Director Share Plan, a major portion of directors' compensation is tied to the performance of the Company's Common Stock. The Company has also adopted a Deferred Compensation Plan for the Director Share Plan pursuant to which a director may defer a portion or all of the cash payment to be made under the Director Share Plan over a period of years following the director's ceasing to serve as a director.

    Pursuant to the Retirement Plan, eligible directors who opted to continue participating in the Retirement Plan qualify for annual retirement benefits. The Company amended the Retirement Plan in January 1996 to provide that any director elected after December 31, 1995 will not participate in the Retirement Plan. An eligible director who serves on the Board for at least five years qualifies for annual retirement benefits equal to 50% of the highest annual retainer in effect during such service. An eligible director who serves on the Board for ten years or more qualifies for annual retirement benefits equal to 100% of the highest annual retainer in effect during such service, while an eligible director with between five and ten years of service qualifies for prorated amounts. Payments of Retirement Plan benefits generally commence upon the later of the eligible director's attaining age 65 or retirement from the Board and continue for a period equal to the greater of the eligible director's life or ten years. Eligible directors elected prior to the effective date of the Retirement Plan will have such prior service included in establishing their eligibility and the amount of their retirement benefits. An eligible director who was also an officer of the Company would qualify for retirement benefits only if the director served as a director after the director ceased to be an officer or served as a director before election as an officer. In either case, the director's service as a director while also an officer will be included in establishing the amount of the director's retirement benefits.

COMMITTEES

    The Company's Board of Directors has an Audit Committee, a Nominating Committee, and an Executive Compensation and Succession Committee.

    The Audit Committee, which consists of Ben E. Lynch, Chairman, Alison P. Casarett, Joseph J. Castiglia, and John M. Keeler, had four meetings in 1996. The Audit Committee recommends the appointment of the independent accountants and reviews with them the audit plan and results of the audit. It also meets with the independent accountants, internal auditor, and management to discuss the adequacy of the Company's system of internal controls and financial reporting, meets with the internal auditor to discuss the results of completed internal audits and meets with management to discuss the Company's Corporate Compliance Program, including the adequacy of management's compliance and enforcement efforts.

    The Nominating Committee, which consists of Alton G. Marshall, Chairman, Alison P. Casarett, Lois B. DeFleur, and Everett A. Gilmour had one meeting in 1996. The Nominating Committee is responsible for recommending candidates to fill vacancies on the Board of Directors. The Committee makes recommendations to the Board of Directors regarding criteria for nomination as a candidate to the Board of Directors. Stockholders wishing to recommend candidates for consideration by the Nominating Committee should submit to the Secretary of the Company the name, a statement of qualifications and the written consent of the candidate. Recommendations will be brought to the attention of the Nominating Committee.

    The Executive Compensation and Succession Committee, which consists of Everett A. Gilmour, Chairman, Alison P. Casarett, Ben E. Lynch, and Alton G. Marshall, had twelve meetings in 1996. That Committee, among other things, recommends compensation for officers, awards under the Annual Executive Incentive Plan, and candidates for election as officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    John M. Keeler served on the Executive Compensation and Succession Committee from May 10, 1996 until his resignation from that Committee effective as of January 10, 1997. The law firm of which Mr. Keeler is a member provided legal services to the Company in 1996 and is expected to provide legal services to the Company in 1997.

REPORT OF EXECUTIVE COMPENSATION AND SUCCESSION COMMITTEE

    The Executive Compensation and Succession Committee (the "Committee") is composed entirely of independent outside directors. The Committee has the responsibility for establishing and reviewing the compensation of senior management of the Company, including the compensation of the Chairman and the other named executive officers. The Committee actively advises the Board of Directors on implementing policies designed to assure the selection, development and retention of key personnel.

    Under the guidance of the Committee, the Company's general compensation policies are designed to manage the Company towards overall enhanced profitability and increased stockholder value. Accordingly, two principles underlying the Company's compensation policy for all senior managers, including the Chairman and the other named executive officers, are (i) aligning the financial interests of senior managers with those of the Company's stockholders and (ii) rewarding senior management for corporate and individual performance. These principles are reflected in the structure of the Company's compensation program for senior managers which consists of three basic components: base salary, awards under the Annual Executive Incentive Plan, and awards under the Long-Term Executive Incentive Share Plan. In creating this structure, the Committee has consciously placed an increasing emphasis on the at risk elements of compensation. The Committee believes that placing a portion of total compensation at risk, by linking such compensation to performance, aligns senior management's financial interests with those of the stockholders, which in turn will support the Company's overall objective of enhancing stockholder value.

    The Annual Executive Incentive Plan allows participants to qualify for cash performance incentive awards if certain annual goals, which will create benefits for stockholders and customers, are achieved. For 1996, annual performance incentive awards were based on earnings targets and excellent customer service. Performance goals were set for threshold, target and maximum performance levels with respect to each performance measure. Awards ranged from approximately 14% to 28% of the participant's salary grade midpoint, depending upon the participant's position, and the performance levels achieved. See the Bonus column in the Summary Compensation Table for performance incentive awards earned for 1996.

    The Committee believes that senior management compensation should also be based on the Company's long-term financial performance. The Long-Term Executive Incentive Share Plan permits key officers to qualify for cash incentive awards if certain long-term performance goals are met. Awards are based on the Company's long-term financial performance relative to the long-term financial performance of companies in the same industry. See the Long-Term Incentive Plan Awards table for a description of the plan and performance share grants made under the plan.

    In determining senior management base salaries for 1996, the Committee considered its general policy that senior management compensation should be competitive so as to attract and retain talented executives. To that end, the Committee reviewed compensation data from certain utility and general industry companies, as well as certain salary surveys to assist in its decision-making. The Committee also subjectively considered the Company's financial and operational achievements in 1995, the depth of the individual's experience and responsibilities, the individual's effectiveness in performing those responsibilities and in leading or helping the Company respond to changes in the competitive, rapidly changing utility industry. The Committee noted the Company's continued commitment to cost-effective improvements in customer service and excellent reliability. The Committee also noted that the Company's gas business provided natural gas to residential heating customers at among the lowest prices in the Northeast region in 1995 and that steps were taken to develop the Seneca Lake natural gas storage project, which represents a major milestone in the Company's efforts to become a superior regional natural gas company. The Committee also reviewed the Company's performance with respect to the Annual Executive Incentive Compensation Plan for 1995 and the Performance Share Plan for 1995. With respect to Mr. Carrigg's base salary for 1996, the Committee also considered his employment agreement with the Company. Taking these factors into consideration, and considering the general policy of the Committee that senior management, including the Chief Executive Officer, should be compensated at competitive levels, the

Committee targeted base salary at a competitive level, subject to adjustment depending on the individual's performance.

    Mr. von Schack became Chairman, President and Chief Executive Officer of the Company on September 9, 1996. In structuring Mr. von Schack's employment agreement and base salary the Committee, with the assistance of an outside consultant, considered his performance and compensation as Chief Executive Officer of another company and the Company's policy of structuring competitive compensation to support the Company's overall objective of enhancing stockholder value by attracting and retaining talented executives.

    Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to a company for compensation in excess of $1 million paid to a company's chief executive officer and each of the next four most highly compensated executive officers unless certain criteria are met. This was not a consideration for the Committee in 1996. The Committee will examine the issue of deductibility of senior management compensation within the context of the overall operation of the Company's compensation program and will consider what actions should be taken, if any, to operate the compensation program in a tax effective manner.

Executive Compensation and Succession Committee

EVERETT A. GILMOUR, CHAIRMAN    BEN E. LYNCH
ALISON P. CASARETT              ALTON G. MARSHALL

STOCK PERFORMANCE GRAPH

    The yearly change in the cumulative total stockholder return on the Company's Common Stock during the five years ending December 31, 1996, compared with the cumulative total return on the Standard & Poor's Utilities Index and Standard & Poor's 500 Index, assuming $100 was invested on December 31, 1991, and assuming reinvestment of dividends, is shown by the following:

                COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
     NEW YORK STATE ELECTRIC & GAS CORPORATION, S&P UTILITIES, AND S&P 500

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

             NYSEG    S & P UTILITIES   S & P 500
12/31/91     $100.00          $100.00      $100.00
12/31/92      120.46           108.09       107.59
12/31/93      121.51           123.70       118.43
12/31/94       81.27           113.87       119.99
12/31/95      117.65           160.71       165.03
12/31/96      104.56           165.73       202.89

                                                         12/31/91     12/31/92     12/31/93     12/31/94     12/31/95     12/31/96
                                                        -----------  -----------  -----------  -----------  -----------  -----------
New York State Electric & Gas Corporation ............   $  100.00    $  120.46    $  121.51    $   81.27    $  117.65    $  104.56
Standard & Poor's Utilities ..........................   $  100.00    $  108.09    $  123.70    $  113.87    $  160.71    $  165.73
Standard & Poor's 500.................................   $  100.00    $  107.59    $  118.43    $  119.99    $  165.03    $  202.89

ADOPTION OF THE 1997 STOCK OPTION PLAN (Proposal 2 on Proxy Card)

    On March 14, 1997, the Executive Compensation and Succession Committee adopted the Company's 1997 Stock Option Plan (the "Plan"), effective May 21, 1997, subject to the approval of the Company's common stockholders. Approval of the Plan requires the affirmative vote of a majority of the outstanding shares of the Company's Common Stock entitled to vote at this Annual Meeting.

    The objective of the Plan is to provide senior management and certain other key employees of the Company and its affiliates with options to purchase shares of the Company's Common Stock ($6.66 2/3 Par Value). The Plan also provides for the granting by the Company of stock appreciation rights. These options and stock appreciation rights are intended to more closely align the financial interests of management with those of the Company's stockholders by providing long-term incentives to those individuals who can significantly affect the future growth and success of the Company. In addition, the Plan will enhance the Company's ability to attract and retain key individuals of superior ability.

    Accordingly, the Board recommends that the stockholders approve adoption of the Plan, the complete text of which is attached as Exhibit A to this Proxy Statement. The following is a summary of the material features of the Plan and is qualified in its entirety by reference to the complete text of the Plan.

ADMINISTRATION

    The Plan will be administered by the Executive Compensation and Succession Committee or such successor committee as may be appointed by the Board of Directors to administer the Plan (the "Committee"). The Committee will be composed of at least two non-employee members of the Board who shall be qualified to administer the Plan as contemplated by both Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Committee will have the authority to interpret the Plan, to establish and revise rules and regulations relating to the Plan, and to make any other determinations that it believes necessary or advisable for the administration of the Plan. Decisions and determinations by the Committee will be final and binding upon all parties.

AWARDS

    Awards granted under the Plan may consist of any combination of incentive stock options within the meaning of Section 422 of the Code ("ISOs"); non-statutory stock options, which are not ISOs under Section 422 of the Code ("NSOs") (ISOs and NSOs are collectively referred to as "Options"); stock appreciation rights ("Stock Appreciation Rights"); and any other awards established by the Committee which are consistent with the purposes of the Plan (collectively, "Awards").

ELIGIBILITY AND PARTICIPATION

    The Committee will have the authority to grant Awards to such senior management and other key employees of the Company and its affiliates as the Committee may from time to time select. In determining the persons to whom Awards are to be granted and the number of such Awards, the Committee will take into consideration the individual's present and potential contribution to the growth and success of the Company and such other factors as the Committee may deem proper and relevant. The Committee may request recommendations for individual Awards from the Chairman. The Committee may delegate to the Chairman the authority to make Awards to any employees of the Company and its affiliates who are not executive officers subject to Section 16 of the Exchange Act, subject to a fixed maximum Award amount for such a group and a fixed maximum Award amount for any one participant, as determined by the Committee. Any employee of the Company and its affiliates is eligible to be selected for Awards. While no participants have yet been selected, it is anticipated that only a small fraction of the Company's and its affiliates' approximately 4,300 employees will be selected to receive Awards.

SHARES AVAILABLE FOR AWARDS

    The aggregate number of shares of the Company's Common Stock with respect to which Awards may be granted is 3,300,000 shares, subject to adjustment by the Committee in the event of a stock dividend or split, recapitalization, merger, consolidation, spin-off, reorganization, combination, exchange of shares or other similar corporate change. In the event of such a change, provision may be made by the Committee for cash payments to a participant who has an outstanding Option or other Award. For purposes of this calculation, shares of the Company's Common Stock that relate to an Award which terminates by expiration, forfeiture, cancellation or otherwise without the delivery of shares, or is settled in cash in lieu of the Company's Common Stock, shall again be available for grant under the Plan.

    No individual may be granted, during any one calendar year of the Plan, Awards that relate in total to more than 100,000 shares of the Company's Common Stock. The number of shares to be covered by Awards granted to any individual or class of persons under the Plan is not determinable as of the date of this Proxy Statement because at this date no participants have been selected to receive Awards under the Plan.

    Shares of the Company's Common Stock delivered pursuant to the Plan may be either authorized but unissued Common Stock or previously issued shares of Common Stock reacquired by the Company, including shares purchased by the Company in the open market and held as treasury shares, or both. The closing market price per share of the Company's Common Stock on March 24, 1997 was $22.375.

OPTIONS

    Options issued under the Plan will entitle participants to purchase specified numbers of shares of the Company's Common Stock at specified exercise prices per share. The Committee will have the authority to determine the number of shares of Common Stock to be covered by each Option, the terms of each Option, the time or times when Options will be granted, and the exercise price per share of the Company's Common Stock subject to the Option.

    The exercise price of an Option may not be less than 100% of the fair market value of a share of the Company's Common Stock determined on the date such Option is granted. The exercise price may be payable in cash or its equivalent, or, to the extent permitted by the Committee, by tendering previously acquired shares of Common Stock or by a third party exercise procedure. In lieu of delivering shares covered by an exercised Option, the Committee, at its sole discretion, may settle the exercise of an Option by making a cash payment equal to the difference between the fair market value of the Company's Common Stock determined on the exercise date and the exercise price.

    Each Option shall be exercisable at such time or times, upon such events, and subject to such terms and conditions as the Committee may specify; provided, however, that no Option may be exercisable after the expiration of ten years from the date such Option is granted.

    To the extent that all or any portion of the Option exercise price or taxes incurred in connection with the exercise of Options granted under the Plan are paid for by using other common shares of the Company or by the withholding by the Company of shares, and subject to the provisions of the Plan, participants will be granted replacement Options as additional Awards.

    The Company, with the consent of the Committee and in compliance with applicable laws and regulations, may lend money to a participant, guarantee a loan to a participant or otherwise assist a participant to obtain the cash necessary to exercise all or any portion of an Option granted under the Plan, including the payment by a participant of any or all applicable taxes due in connection with the exercise of an Option under the Plan.

STOCK APPRECIATION RIGHTS

    The Committee may, in its sole discretion, grant Stock Appreciation Rights which are in tandem with Options or which are freestanding and unrelated to Options. Stock Appreciation Rights granted in tandem with Options will entitle a participant to receive from the Company, upon the exercise of the right, an amount equal to the excess of the fair market value of a share of the Company's Common Stock, determined on the date of the exercise of the right, over the exercise price of the related Option. The exercise of a Stock Appreciation Right issued in tandem with an Option will result in a corresponding cancellation of the related Option. The exercise of an Option issued in tandem with a Stock Appreciation Right will result in a cancellation of the related Stock Appreciation Right.

    A freestanding Stock Appreciation Right will entitle a participant, upon exercise of the right, to receive an amount equal to the excess of the fair market value of a share of the Company's Common Stock, determined on the date of the exercise of the right, over the fair market value of a share of the Company's Common Stock determined on the date of the grant of the Stock Appreciation Right.

    Stock Appreciation Rights will not be exercisable earlier than six months after grant, and will not be exercisable after the expiration of ten years from the date of grant. Upon their exercise, Stock Appreciation Rights will be settled in cash.

NONTRANSFERABILITY AND OTHER TERMS AND CONDITIONS

    No Awards granted to an individual under the Plan will be assignable or transferable by the individual other than by will or the laws of descent and distribution, except that the Committee may provide for the transferability of Awards to certain parties. The Committee will provide in the agreements embodying the Awards the terms and conditions applicable to the Awards in the event of the participant's termination of employment due to retirement, death, disability or for any other reason and the effect, if any, of a Change in Control (as determined by the Committee) of the Company.

CHANGE IN CONTROL

    In order to preserve a participant's rights under an Award in the event of a Change in Control (as determined by the Committee) of the Company, the Committee, in its sole discretion, may, at the time an Award is made or at any time thereafter take one or more of the following actions: (i) provide for the acceleration of any time period relating to the exercise of an Award, (ii) provide for the purchase of the Award upon the participant's request for an amount of cash or other property that could have been received upon the exercise or realization of the Award had the Award been currently exercisable or payable,
(iii) adjust the terms of the Award in a manner determined by the Committee to reflect the Change in Control, or (iv) make such other provision as the Committee may consider equitable and in the best interests of the Company.

AMENDMENT AND TERMINATION OF PLAN

    The Committee may, in its sole discretion, terminate the Plan and, from time to time modify or amend the Plan for any reason; provided, however (i) the Plan shall not be amended or modified without shareholder approval if and to the extent shareholder approval is required under the applicable regulations

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under Sections 162(m) or 422 of the Code; (ii) the Plan shall not be amended or modified without shareholder approval so as to increase the number of shares which may be issued under the Plan; and (iii) the termination, modification or amendment of the Plan, shall not, without consent of a participant, adversely affect any rights under any Award previously granted to such participant. No awards will be granted pursuant to the Plan after May 20, 2007.

FEDERAL INCOME TAX CONSEQUENCES

    The following is a summary of the principal federal income tax consequences under present law generally applicable to the grant and exercise of Options and Stock Appreciation Rights under the Plan. This summary is not intended to be complete and, among other things, does not describe state or local tax consequences.

    STOCK OPTIONS. The grant of an ISO or an NSO will not result in income for the grantee or in a deduction for the Company.

    The exercise of an NSO will result in ordinary income for the grantee and a deduction for the Company measured by the difference between the Option exercise price and the fair market value of the shares of Common Stock received (or which would have been received had the Company not elected to settle the NSO in cash) at the time of exercise. Income tax withholding will be required.

    Generally, if the exercise price of an NSO is paid in whole or in part in shares of Common Stock, no income, gain or loss is recognized on the receipt of new shares of Common Stock equal in value on the date of exercise to the shares delivered in payment of the exercise price, and such new shares will take over the tax attributes (e.g., basis and holding period) of the shares delivered in payment. Generally, the fair market value of the remainder of the shares received by the Participant upon exercise, determined as of the date of exercise, less the amount of cash, if any, paid upon exercise, is treated as compensation income received on the date of exercise, resulting in such shares having a basis equal to their fair market value and a holding period that begins on the date of the exercise of the NSO.

    The exercise of an ISO will not result in income for the grantee. Generally, if the grantee (i) does not dispose of the shares within two years after the date of grant or one year after the transfer of shares of Common Stock upon exercise and (ii) is an employee of the Company from the date of grant until three months before the exercise date, the basis of the shares of Common Stock upon later disposition will be the Option exercise price, and any gain will be taxed to the employee as a long-term capital gain and the Company will not be entitled to a deduction. The excess of the fair market value of the shares of Common Stock received, determined on the exercise date, over the Option exercise price (the "Excess Amount") is an item of tax preference, potentially subject to the alternative minimum tax.

    Generally, if the grantee disposes of the shares of Common Stock prior to the expiration of either of the two above holding periods, the grantee will recognize ordinary income and the Company will be entitled to a deduction equal to the lesser of the Excess Amount or the amount realized on the disposition minus the Option exercise price. Any gain in excess of the ordinary income portion will be taxable as a long-term or short-term capital gain, as the case may be.

    Generally, if the exercise price of an ISO is paid in whole or in part in shares of Common Stock, rules analogous to those set forth above for NSOs are applicable, with appropriate adjustment being made to the basis of the shares in order to reflect the Excess Amount upon which ordinary income tax has not been paid.

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    STOCK APPRECIATION RIGHTS.  The grant of a Stock Appreciation Right will not result in income for the grantee or in a deduction for the Company. Upon the exercise of a Stock Appreciation Right, the grantee will recognize ordinary income and the Company will be entitled to a deduction measured by the cash received. Income tax withholding will be required.

    OTHER. Any payment, or acceleration of payment, of Awards under the Plan because of a change in control of the Company may cause part or all of the amount paid to be treated as an "excess parachute payment" under the Code which will not be deductible by the Company and which will subject the employee to a 20% federal excise tax.

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